| FORM 5 | UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 | OMB APPROVAL |

FORM 5

☐ **Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.** *See* **Instruction 1(b).**

☐ Form 3 Holdings Reported

☒ Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer
Jones, Don H.	**Lithia Motors, Inc. LAD**	(Check all applicable) _____ Director _____ 10% Owner __X__ Officer (give _____ Other (specify title below) below)

(Last) (First) (Middle)	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year **12/31/2002**	**Senior Vice President, Retail Operations**
360 E. Jackson St.			

(Street)	5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Reporting (Check applicable line) **X** Form Filed by One Reporting Person ___Form Filed by More than One Reporting Person
Medford, OR 97501		

(City) (State) (Zip)

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price			
Class A Common							15,827.00	D	
Class A Common							7,504.00	I	By 401(k)

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Over)

SEC 2270 (9-02)

FORM 5 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Stock Option (2002iso) (right to buy)	$15.13	12/26/2002		A4	6,609.00		12/26/2007	12/26/2012	Class A Common	6,609.00		6,609.00	D	
Stock Option (2002nq) (right to buy)	$15.13	12/26/2002		A4	1,391.00		12/26/2007	12/26/2012	Class A Common	1,391.00		1,391.00	D	
Stock Option (1996) (ISO) (right to buy)	$3.02						(1)	04/05/2004	Class A Common	8,220.00		8,220.00	D	
Stock Option (1997) (NQ) (right to buy)	$1.00						(2)	12/31/2005	Class A Common	3,636.00		3,636.00	D	
Stock Option (1998) (ISO) (right to buy)	$14.75						01/01/2003	12/31/2005	Class A Common	4,000.00		4,000.00	D	
Stock Option (1998) (NQ) (right to buy)	$1.00						(2)	12/31/2008	Class A Common	1,935.00		1,935.00	D	
Stock Option (1999) (ISO) (right to buy)	$16.50						01/01/2004	01/01/2009	Class A Common	4,000.00		4,000.00	D	
Stock Option (2000) (ISO) (right to buy)	$16.75						01/06/2005	01/06/2010	Class A Common	4,000.00		4,000.00	D	
Stock Option (2000a) (ISO) (right ot buy)	$16.75						(3)	01/06/2010	Class A Common	14,446.00		14,446.00	D	

Explanation of Responses:

See attached statement

02/12/2003

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

** Signature of Reporting Person   Date

Cliff E. Spencer, Attorney in Fact for Don H. Jones

Note: File three copies of this Form, one of which must be manually signed.
If space provided is insufficient, *see* Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

FORM 5 (continued) **Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned**
(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4.Transaction Code (Instr.8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivitive Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Stock Option (2000c) (NQ) (right to buy)	$16.75						(4)	01/06/2010	Class A Common	5,554.00		5,554.00	D	
Stock Option (2001iso) (right to buy)	$19.24						12/26/2006	12/26/2011	Class A Common	5,197.00		5,197.00	D	
Stock Option (2001) (NQ) (right to buy)	$1.00						12/26/2005	12/26/2010	Class A Common	8,000.00		8,000.00	D	
Stock Option (2001nq) (right to buy)	$19.24						12/26/2006	12/26/2011	Class A Common	2,803.00		2,803.00	D	

Explanation of Responses:

See attached statement

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
If space provided is insufficient, *see* Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

/s/ Cliff E. Spencer
** Signature of Reporting Person
Cliff E. Spencer, Attorney in Fact for
Don H. Jones

02/12/2003
Date

Jones, Don H.

360 E. Jackson St.

Medford, OR 97501

Explanation of responses:

(1)   Beginning on the 1st anniversary of the grant date, the options vest as to 20% of the total grant on each of the 1st through the 5th anniversaries.

(2)   The options vest as to 20% of the total grant on the date of grant and 20% each anniversary date thereafter.

(3)   The option vests as follows: 4,000 on 1/6/01; 4,000 on 1/6/02; 2,447 on 1/6/03; 2,029 on 1/6/04 and 1,970 on 1/6/05

(4)   The options vest as follows: 1,553 on 1/6/03; 1,971 on 1/6/04; and 2,030 on 1/6/05